PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51390

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TRADE-PMR, INC.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2511 NW 41ST STREET__
(No. and Street)

__GAINESVILLE__	__FLORIDA__	__32606__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHARLES G. CHRISTENSEN	__404-421-5587__	CCHRISTENSEN@TRADEPMR.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__OHAB AND COMPANY, PA__
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, CHARLES G. CHRISTENSEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRADE-PMR, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREW L H BERNARD
MY COMMISSION # HH 447100
EXPIRES: September 24, 2027
NOTARY PUBLIC STATE OF FLORIDA

Signature: Charles G Christensen

Title:
CFO

4/22/2024
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRADE-PMR, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2023

TRADE-PMR, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Trade-PMR, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trade-PMR, Inc.'s management. Our responsibility is to express an opinion on Trade-PMR, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade-PMR, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Trade-PMR, Inc.'s auditor since 2011.

Maitland, Florida

April 22, 2024

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Current assets:		
Cash and cash equivalents (includes money market funds of $37,859,831)	$	48,446,443
Investmets in securities at fair value (cost $2,271,159)		2,246,530
Deposit with clearing broker		110,496
Receivables from clearing broker		2,857,077
Accounts receivable		1,331,052
Prepaid expenses and other current assets		693,998
Operating lease ROU assets (net of accumulated amortization of $967,354)		4,795,061
Property and equipment, net of accumulated depreciation of $620,035		433,450
Total assets	$	60,914,107

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,421,850
Due to clearing firm		600,000
Operating lease ROU liabilities		5,112,119
Deferred revenue - retention award		33,333,333
Deferred tax liability		76,666
Total liabilities	$	41,543,968

Stockholder's equity:		
Common stock, $.01 par value, 10,000 shares authorized		
1,656 shares issued and outstanding	$	17
Additional paid-in capital		739,188
Retained earnings		18,630,934
Total stockholder's equity	$	19,370,139
Total liabilities and stockholder's equity	$	60,914,107

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Basis of Presentation - Trade-PMR, Inc. (the "Company") is a wholly owned subsidiary of Trade-PMR Group, Inc. (the "Parent") with offices in Gainesville and Clearwater, Florida. The U.S. dollar ($) is the functional currency of the Company.

Nature of Operations - The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership. The Company is an introducing broker-dealer and clears its trades through First Clearing LLC (the "Clearing Broker"). The Company provides a trading platform to independent investment advisors and also earns interest rebates on customer accounts.

The Company was incorporated on October 30, 1998, in the State of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less.

Investments in securities – Investments in securities are stocks of publicly traded companies which can be sold on a public stock exchange. These securities are presented at fair value as of the Balance Sheet date.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results and the Company uses specific write-off.

Property and Equipment - Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Revenue recognition - The Company buys and sells securities on behalf of its' customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income is recognized monthly on an as earned basis, which is when the Company believes its' performance obligation has been satisfied.

Commissions from the sale of mutual funds and variable annuities are recognized as revenue at the point in time the associated services are fulfilled which is based on the trade date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Distribution fees – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest rebate income – Interest rebate income is interest earned on cash held in customer accounts with the Clearing Firm as well as interest earned on margin accounts. The Company recognizes the income monthly which is when the Company believes its' performance obligation has been contractually satisfied in all material respects.

Other fees – Other fees consist of $291,352 in customer account service fees and $187,276 in fees charged for advisor performance reports. In addition to these other fees the Company had $42,171 in fees from marketing agreements with independent bond companies. The Company recognizes the income monthly which is when the Company believes its' performance obligation has been contractually satisfied in all material respects.

Advisors pay income - The Company has agreements with various advisors who elect to pay the trading cost for their clients. These revenues are accrued monthly and billed quarterly in arrears to advisors by the Company.

Retention award revenue – The Company renewed their clearing agreement with First Clearing for a 5-year period and received $40,000,000 as an incentive to maintain the relationship. The Company would be required to pay back a portion of the fee if they terminated the relationship during the 5-year period. As such, the Company is amortizing the fee over 5 years. For the year ending December 31, 2023, the Company recognized $6,666,667 as revenue and deferred $33,333,333. Additionally, the Company is receiving from the Clearing Firm $100,000 per month for increased back-office work as a result of customers being referred to the Company by the Clearing Firm in order for the Clearing Firm to maintain the relationships. The Company was paid $1,101,995 under this arrangement for the year ending December 31, 2023, which is recorded under business transition support fees.

The Company revised its Referral and Pilot Agreement with First Clearing. As part of this agreement, First Clearing referees its former Advisors to the Company which allows the assets under management to remain on the First Clearing platform. To compensate the Company for the added cost of transitioning and servicing these advisors, First Clearing agreed to pay a monthly support fee of $100,000 to offset the additional cost incurred by the Company. These revenues are recorded and collected monthly by the Company. For the year ended December 31, 2023, the Company received $1,101,995 as a business transition support fee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company is included in the consolidated tax return filed by Trade-PMR, Inc. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Trade-PMR, Inc.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2023, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

The federal and state income tax returns of the Company for 2022, 2021, and 2020 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

During 2023, the Company entered into two long term real property operating lease agreements ("Agreement") with a related party. The leases call for monthly rental payments at a fair and reasonable market value plus operating cost. During the year the company paid $864,580 plus approximately $340,441 in additional operating expenses. These expenses have been recorded as occupancy cost (see footnote 12). There was an additional $133,500 paid to the parent company under a management services agreement that has been recorded as parent company expense. This agreement may be terminated by either party.

4. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following on December 31, 2023:

Computers	$ 526,335
Art	$ 17,636
Leasehold improvements	$ 338,260
Office furniture	$ 171,254
	$ 1,053,485
Less: accumulated depreciation	$ 620,035
	$ 433,450

Depreciation expense for the year ended December 31, 2023, was $95,054.

5. INCOME TAXES

The company files a corporate income tax return which consolidates the net income for all related parties. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

The components of the income tax provision are shown below:

Federal income tax expense	$ 4,350,902
State income tax expense	1,143,710
Provision for income taxes	$ 5,494,612

The amount of deferred taxes payable is recognized as of the date of the financial statements, utilizing current tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. On December 31, 2023, the Company's deferred tax liability between the treatment of tax and book related assets and liabilities was $76,666. Income tax expense was increased by $7,472 from the change in deferred tax for the current year.

6. DUE CLEARING FIRM

The Company has an arrangement with the Clearing Firm whereby the Company has been advanced fees for certain technology the Clearing firm will provide them. The company recognizes revenue as certain benchmarks are reached. These benchmarks are anticipated to be delivered by the end of 2024. Upon delivery of the technological enhancements the Company will release the held funds back to the Clearing Firm. None of the benchmarks were reached as of December 31, 2023.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. On December 31, 2023, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital requirement and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $15,817,463 which was $13,388.672 in excess of its required net capital of $2,428,791. The Company had a ratio of aggregate indebtedness to net capital of 230.33% based on an aggregated indebtedness of $36,431,849 as of December 31, 2023.

9. COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has no commitments or contingencies.

There are no open FINRA examinations.

10. RETIREMENT PLAN

The Company sponsors a 401 (k) profit sharing plan ("Plan") that covers eligible employees. Beginning in 2015 the Plan was amended for the Company to make matching contributions up to 5% of eligible employee voluntary salary deferrals. The Plan provides for contributions to eligible employees based on total compensation. The plan also provides for voluntary salary deferrals for eligible employees. The Company's matching contributions made to the Plan for the year ended December 31, 2023, were $394,015.

11. ADVERTISING COST

The Company expenses the cost of advertising as incurred.

12. LEASES – Related Party

The Company determines if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operation lease liabilities in the statement of financial condition.

12. LEASES – Related Party (continued)

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related lease liability represents obligations to make future lease payments arising from the lease. A ROU asset and related lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The Company uses an incremental borrowing rate based upon what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the term at the amount of remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of lease incentives received.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable cost when incurred.

The lease for ROU asset is recognized on a straight-line basis over the lease term.

The Company leases office space under an operating lease with a related party. The leases are for a five-year period ending December 31, 2027.

As a result, the lease liability under this arrangement is as follows:

Year	Amount
2024	$ 1,100,040
2025	1,446,738
2026	1,490,140
2027	1,534,844
Total:	$5,571,762
Less: imputed interest	459,643
	$5,112,119

Amounts reported in the balance sheet as of December 31, 2023, were as follows:

Operating leases:	Gainesville	Clearwater
Operating lease ROU assets	$1,647,361	$3,147,700
Operating lease liabilities	1,673,328	3,438,791

12. LEASES – Related Party (continued)

Weighted average remaining lease term:
    Operating leases   49 months
Weighted average discount rate:
    Operating leases   4.2%

The Company's office space lease requires it to make variable payments for the Company's share of operating expenses (i.e., buildings' property taxes, insurance, and common area maintenance). These variable expenses are not included in the lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with these leases was approximately $1,205,021 for the year ended December 31, 2023.

13. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

Level 1: quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3: unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (Then unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents fair value hierarchy for the Company's investment assets measured at fair value as of December 31, 2023.

	Fair Value Measurements 12/31/2023	Level I Valuation
Money Market Funds	$37,859,831	$37,859,831
Common stock, publicly traded	2,246,530	2,246,530
	$40,106,361	$40,106,361

There were no transfers between level I, II and III during the year ended December 31, 2023.

14. CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company has accounts receivable as of December 31, 2023, of $1,331,052 from advisors for sundry fees.

15. SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2024, through April 22, 2024, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.